

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Amir Reichman
Chief Executive Officer
Scinai Immunotherapeutics Ltd.
Jerusalem BioPark, 2nd Floor
Kiryat Hadassah, Building 1, JBP
Jerusalem, Israel 9112001

   Re: Scinai Immunotherapeutics Ltd.
    Registration Statement on Form F-3
    Filed January 30, 2024
    File No. 333-276767

Dear Amir Reichman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Chris Edwards at 202-551-6761 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Steven A. Lipstein